(Check One):	UNITED STATES
☐ Form 10-K and	SECURITIES AND EXCHANGE COMMISSION
Form 10-KSB	Washington, D.C. 20549
☐ Form 11-K
☐ Form 20-F	FORM 12b-25	Commission File Number: 33-8067-NY
☒ Form 10-Q and
Form 10-QSB
☐ Form N-SAR	NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Center for Wound Healing, Inc.

Full name of registrant

N/A

Former name if applicable

1090 King Georges Post Road, Suite 501

Address of principal executive office (Street and number)

Edison, NJ 08837

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-QSB for the quarter ended March 31, 2006, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant’s management’s dedication of such management’s time to business matters and recent acquisitions. This has taken a significant amount of management’s time away from the preparation of the Form 10-QSB and delayed the preparation of the unaudited financial statements for the quarter ended March 31, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph I. Emas (Name)	(305) (Area Code)	531-1174 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 28, 2005, the Company finalized an Agreement and Plan of Reorganization with American Hyperbaric, Inc., a copy of which was attached as Item 10 to our quarterly report on Form 10-QSB/A, filed on November 1, 2005. American Hyperbaric, Inc. develops and manages comprehensive wound care centers, which are marketed as “THE CENTER FOR WOUND HEALINGSM” (TCFWH) throughout the country. These centers include the specialized service of hyperbaric medicine. On February 15, 2006, as reported in the Schedule 14C as filed with the Securities and Exchange Commission on December 20, 2005, our name was changed to The Center For Wound Healing, Inc. and our 1-for-10 reverse stock split of our issued and outstanding Common Stock was effective.

On April 7, 2006, The Company, pursuant to a Contribution Agreement between the Company, Dr. John Capotorto and Dr. Phillip Forman and The Elise Trust and certain related entities, (the “Contribution Agreement”), completed its acquisition of all or substantially all of the Member Interests of certain limited liability companies listed in the Contribution Agreement. Also, effective April 7, 2006, the Company closed on a financing transaction with a group of private investors (“Investors”) of $5,500,000.

Our unaudited financial statements for the quarter ended March 31, 2006 will incorporate the above events either in the unaudited financial statements or in the notes to the unaudited financial statements as a subsequent event.

The Center for Wound Healing, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:	/s/ JOHN DeNOBILE
John DeNobile
President and Authorized Signatory